UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON FEBRUARY 6th, 2024

DATE, TIME AND PLACE: February 6th, 2024, at 11.10 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Evaluation on the Management’s Report and the Financial Statements of the Company, related to the fiscal year ended on December 31st, 2023; (3) Evaluation on the Management's Proposal for the allocation of the results related to the fiscal year of 2023 and distribution of dividends by the Company; and (4) Presentation of Ernst & Young Auditores Independentes S/S (“EY”) on the Financial Statements related to the fiscal year ended on December 31st, 2023.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 6th, 2024

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco and Fabiane Reschke presented the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

(2) Evaluation on the Management’s Report and the Financial Statements of the Company, related to the fiscal year ended on December 31st, 2023.

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the information about the Company's Financial Statements for the fiscal year ended on December 31st, 2023, duly audited by Ernst & Young Auditores Independentes S/S ("EY").

After such presentation and the clarifications provided, the CF, unanimously, opined favorably on the approval of the Company's individual and consolidated Financial Statements for the fiscal year ended on December 31st, 2023, which will be submitted to the Company's Annual Shareholders’ Meeting.

(3) Evaluation on the Management’s proposal for the allocation of the results related to the fiscal year of 2023 and distribution of dividends by the Company.

The Company's Fiscal Council, in the exercise of their legal and statutory attributions, having examined the management's proposal ("Proposal") for allocation of the results related to the fiscal year ended on December 31st, 2023, unanimously, it gave a favorable opinion on the Proposal presented, which is in a condition to be submitted for deliberation by the Company's Annual Shareholders' Meeting.

Regarding the Management Proposal for the distribution of dividends, it was informed that the net income for the fiscal year 2023 was the amount of R$2,837,422,255.02 (two billion, eight hundred and thirty-seven million, four hundred and twenty-two thousand, two hundred and fifty-five reais and two cents) as provided for in the Bylaws, and as mandatory minimum dividends a percentage of 25% (twenty-five percent) of the adjusted net income for the fiscal year 2023 will be distributed, representing the gross amount of R$617,403,608.97 (six hundred and seventeen million, four hundred and three thousand, six hundred and eight reais and ninety-seven cents). The total interest on shareholders’ equity and dividends approved during the year of 2023 was the amount of R$1,600,000,000.00 (one billion and six hundred million reais), as follows: (i) the amount of R$617,403,608.97 (six hundred and seventeen million, four hundred and three thousand, six hundred and eight reais and ninety-seven cents) approved and paid, as interest on shareholders’

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 6th, 2024

equity, is imputed to the amount of the mandatory minimum dividend; and (ii) the remaining amount of R$982,596,391.03 (nine hundred and eighty-two million, five hundred and ninety-six thousand, three hundred and ninety-one reais and three cents) was distributed as interest on shareholders’ equity in the form of dividends in addition to the mandatory minimum dividend provided for in the Company's Bylaws.

Additionally, supplementary dividends will be proposed, based on profit generated in the fiscal year 2023 and the preceding years, in the amount of R$1,310,000,000.00 (one billion, three hundred and ten million reais), to be approved at the Company's Annual Shareholders’ Meeting.

After providing the requested clarifications, the CF unanimously opined favorably on the approval of the referred proposal, to be submitted to the Company's Annual Shareholders’ Meeting.

(4) Presentation of Ernst & Young Auditores Independentes S/S (“EY”) on the Financial Statements related to the fiscal year ended on December 31st, 2023.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Messrs. Fernando Magalhães and Giuseppe Grimaldi, representatives of EY, presented the summary of the audit work on the Financial Statements for the fiscal year ended on December 31st, 2023 and highlighted, as relevant points, that: (i) the scope of the financial statements audit work covered the Company's individual and consolidated statements, including the quarterly reviews; (ii) the verification of internal controls and communication on significant deficiencies was performed; (iii) no record of fraud or illegal acts was found; and (iv) the annual audit report was prepared already in the new format approved by the regulations.

As informed, the representation letter will be delivered to the Company.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 6th, 2024

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 6th, 2023

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2023.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2023 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 6th, 2024, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2023 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 6th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Anna Maria Cerentini Gouvêa Guimarães Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer